Exhibit 16.2

[letter head of Bouwhuis, Morrill & Company]

August 10, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for Castle Arch Real Estate Investment Company, L.L.C. (the “Company”).  We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K/A dated August 10, 2009 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,

Bouwhuis, Morrill & Company

/s/ Douglas Morrill

Douglas Morrill